                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                               (Amendment No. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ANTENNAS AMERICA, INC.
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                              (NAME OF THE ISSUER)

                    Common Stock, $0.005 par value per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   036727 105
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                                 (CUSIP NUMBER)

                                 Randall P. Marx
                             Antennas America, Inc.
                              4860 Robb Street 101
                           Wheat Ridge, Colorado 80833
                                 (303) 421-4063
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   July 24, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                               (Page 1 of 6 Pages)

                         (Continued on following pages)




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CUSIP NO. 036727 105                 13D  Page 2 of 6 Pages
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          HUDSON RIVER INVESTMENTS, INC.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [ ]
           N/A
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS
          AF

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          BRITISH VIRGIN ISLANDS
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  NUMBER OF         7  SOLE VOTING POWER
   SHARES                6,647,367
 BENEFICIALLY
  OWNED BY
  REPORTING    -----------------------------------------------------------------
    PERSON          8  SHARED VOTING POWER
     WITH                    0
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                    9  SOLE DISPOSITIVE POWER
                         6,647,367
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                    10 SHARED DISPOSITIVE POWER
                             0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,647,367- SEE ITEM 5
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.18% - SEE ITEM 5
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   14     TYPE OF REPORTING PERSON  CO
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*    Based upon 128,144,250 shares of Common Stock issued and outstanding as reported in the Issuer's Private Placement Memorandum, dated July 10,2000. The Issuer's Quarterly report filed on Form 10-QSB for the quarter ended March 31, 2000, reflected 120,864,345 shares issued and outstanding.

         This Amendment No. 1 amends and restates the Schedule 13D filed by the Reporting Person (as defined in Item 2) on February 9, 2000.

ITEM 1.           SECURITY AND THE ISSUER

         (A)      TITLE OF SECURITY:

                  Common Stock, $0.005 par value per share.

         (B)      NAME OF THE ISSUER:

                  Antennas America, Inc., a Utah corporation.

         (C)      THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Robb Street 101
                  Wheat Ridge, Colorado  80033

ITEM 2.           IDENTITY AND BACKGROUND

                           (a) This statement is being filed on behalf of Hudson
                  River Investments, Inc. ("Hudson").

                           (b)-(c) c/o Mossack Fonseca Co. (BVI) Ltd., Skelton,
                  Building, Main Street, P.O. B. 3136, Road Town, Tortola, British Virgin Islands.

                           (d)-(e) During the last five years, there have been
                  no criminal proceedings against Hudson.

                           During the last five years, Hudson has not been a
                  party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) Hudson was formed under the laws of the British
                  Virgin Islands.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           Pursuant to agreements among Hudson and the Issuer,
                  Hudson agreed to acquire an aggregate of 4,001,175 Units at price of $0.0525 per Unit. Each Unit consisted of one share of Common Stock and one Common Stock purchase warrant to purchase one share of Common Stock for $0.175 per share. The aggregate purchase price was $210,061.68. On April 24, 2000, Hudson exercised the Warrants and acquired 4,001,175 shares of Common Stock for $700,205.63. Hudson, during the months of March, 2000 through July, 2000, sold 1,354,983 shares of Common Stock in open market transactions for an aggregated approximate amount of $2,704,293.11 (see Schedule I).

                           The funds for the exercise of the Warrants to acquire
                  the shares of Common Stock were personal funds of Hudson.

ITEM 4.           PURPOSE OF THE TRANSACTION

                           Hudson acquired the shares of Common Stock of the
                  Issuer for general investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                           (a)-(b) Based on the Issuer's Private Placement,
                  dated July 10, 2000, there were 128,144,250 shares of Common Stock outstanding. The following summarizes the shares of the Issuer beneficially owned by Hudson.


                                                   NUMBER OF SHARES OF
                         NUMBER OF SHARES OF        STOCK BENEFICIALLY    PERCENTAGE OF CLASS
          INVESTOR              STOCK                      OWNED          BENEFICIALLY OWNED
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
Hudson                        6,647,367                  6,647,367               5.18%

                          (c)  Not applicable.

                          (d)  Not applicable.

                          (e)  Not applicable.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           In connection with the purchase of shares of Common
                  Stock, Hudson was granted certain registration rights relating to the shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                           Not applicable.



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



                                   SIGNATURES

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2000

                                           Hudson River Investments, Inc.


                                           By:  /s/ Oliver Dunant
                                               -------------------------
                                               Oliver Dunant, President

                                   SCHEDULE I


                                      Amount of
                     Date of the     Common Stock      Price per
    Investor         Transaction      of Issuer        Share ($)  Type of Trade      Broker

Hudson                 3/14/00          40,000           3.125       Sale          HH&G*

                       3/20/00          50,000           2.625       Sale          HH&G

                       3/21/00         205,000           2.6858      Sale          HH&G

                       3/22/00          67,500           2.72        Sale          HH&G

                       3/22/00         200,000           2.741       Sale          HH&G

                       3/23/00         100,000           2.6875      Sale          HH&G

                       5/8/00          187,294           1.3481      Sale          WS*

                       6/8/00           31,800           1.175       Sale          WS

                       6/13/00          33,200           1.1395      Sale          WS

                       7/10/00          46,032           1.156       Sale          WS

                       7/11/00         120,546           1.2892      Sale          WS

                       7/12/00         172,475           1.352       Sale          WS

                       7/13/00          37,545           1.209       Sale          WS

                       7/17/00          23,591           1.18        Sale          WS

                       7/18/00          50,000           1.125       Sale          WS




*Herzog Heine & Geduld ("HH&G")
**Westminster Securities Corp. ("WS")